CHESTNUT PARTNERS, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2025

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Table of Contents

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chestnut Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Center, 24th Floor
(No. and Street)

Boston	Massachusetts	02111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Albert A. Holman III	617-832-8600	aholman@chestnutp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

155 Federal Street, Suite 200	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert A. Holman III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chestnut Parnters, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT

Notary Public

SHERYL LYNNE YEZUKEVICH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 24, 2031

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Chestnut Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chestnut Partners, Inc., as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chestnut Partners, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chestnut Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our firm has served as Chestnut Partner, Inc.'s auditor since 2005.

PKF O'Connor Davies, LLP

Boston, Massachusetts
March 2, 2026

PKF O'CONNOR DAVIES, LLP
155 Federal Street, Suite 200, Boston, MA 02110 I Tel: 781.937.5300 I Fax: 781.937.5100 I pkfod.com

CHESTNUT PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Current assets:	
Cash and cash equivalents	$ 7,359,300
Securities owned, at fair value, current	1,172,920
Accounts receivable	358,599
Prepaid expenses and other	91,470
Total current assets	8,982,289
Securities owned, at fair value, non-current	553,631
Equipment and improvements, net	129,677
Operating lease right-of-use asset	323,042
Other assets	12,850
Total assets	$ 10,001,489

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 2,474,185
Current portion of operating lease liability	345,603
Deferred revenue	353,089
Total liabilities	3,172,877
Shareholders' equity:	
Common stock; no par value, 1,000 shares authorized,	
880 shares issued and outstanding	25,228
Additional paid-in capital	734,072
Treasury stock at cost, 431 shares	(282,051)
Retained earnings	6,351,363
Total shareholders' equity	6,828,612
Total liabilities and shareholders' equity	$ 10,001,489

The accompanying notes are an integral part of the financial statements.

Note 1 - Description of Business

Chestnut Partners, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company provides investment banking activities, including merger and acquisition advice and the structuring and arranging for financing of private securities. The Company does not carry security accounts for clients or perform custodial functions related to client securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit and market risk consist principally of cash and cash equivalents on deposit with financial institutions, investments held at a financial institution, and accounts receivable. Deposits held at financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC") are insured up to $250,000. At times, cash balances may exceed the FDIC limit. As of December 31, 2025 the Company's uninsured cash and cash equivalents on deposit amounted to approximately $6,858,000.

Cash and Cash Equivalents
Cash and cash equivalents include cash balances held at bank accounts, money market funds, and highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business.

Securities Owned
The Company's securities owned consist of debt securities and equity securities. Debt securities consist of available-for-sale United States Treasury notes which are recorded at fair value with unrealized holding gains and losses reported in other comprehensive income, net of tax. Unrealized holding gains and losses are immaterial to the financial statements as a whole for the year ended December 31, 2025. The Company's equity securities are measured at fair value, with changes in fair value recognized in earnings.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments
The Company measures certain financial assets at fair value on a recurring basis, including securities owned (see Note 3). The fair value of these financial assets was determined based on the applicable levels of inputs. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration. Level 3 inputs are unobservable inputs based on management's assumptions used to measure assets and liabilities at fair value. A financial asset's or liability's classification within the hierarchy is determined based on the lowest input that is significant to the fair value measurement.

Accounts Receivable and Allowance for Credit Losses
Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The Company recognizes the allowance for credit losses at inception of the receivable and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience, uncollectible accounts, the credit quality of the customer base, the aging of such receivables, and current macroeconomic conditions, as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics.

The Company records a provision for expected credit losses using a historical loss-rate method based on the ratio of its historical write-offs to its average trade accounts receivable. At each reporting period, the Company assesses whether financial assets in a pool continue to display similar risk characteristics. If particular receivables no longer display risk characteristics that are similar to those of the receivables in the pool, the Company may determine that it should move those receivables to a different pool or perform an individual assessment of expected credit losses for those specific receivables.

The Company's accounts receivable are short-term in nature and written off only when all collection attempts have failed. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery in accordance with the Company's accounting policy election. The Company did not have any write offs for the year ended December 31, 2025.

Equipment and Improvements
Equipment and improvements are recorded at cost. Maintenance and repair costs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Equipment	5 years

Note 2 - Summary of Significant Accounting Policies (Continued)

Leases

The Company leases its office space under a non-cancelable operating lease. The operating lease is presented as operating lease right-of-use asset, current portion of operating lease liability and operating lease liability, less current portion on the Company's statement of financial condition. The operating lease right-of-use asset represents the Company's right to control the use of an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease right-of-use asset and liabilities are recognized at the lease commencement date based on the present value of future lease payments. The Company uses the rate implicit in the lease to discount lease payments to present value. The lease agreement contains a tenant improvement allowance from the Company's landlord. This allowance is accounted for as lease incentive and decreases the Company's operating lease right-of-use asset. The lease agreement also includes variable payments (common area maintenance, insurance, taxes and utilities), however, because they are not based on an index or rate, they are not included in the operating lease right-of-use asset.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets over their remaining economic lives. If such assets are considered impaired, a loss is recognized based on the amount by which the carrying amount of the assets exceeds the estimated fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life. The Company has not recognized any impairment charges on long-lived assets to date.

Income Taxes

For federal and state income tax purposes, the Company has elected under the Internal Revenue Code, with the consent of its shareholders, to be treated as an S Corporation and, as a result, its shareholders include the income or loss of the Company in their individual income tax returns. Accordingly, no provision for federal income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved.

The Company is subject to state pass-through entity taxes (the "PTET"). Pursuant to the PTET, the Company is liable for entity level taxes at a rate established under the applicable state laws applied to the Company's taxable income. Shareholders receive a credit on their state income tax returns for the PTET in proportion to their share of the Company's taxable income. Where applicable, management has elected to be liable for the PTET for the tax year ending December 31, 2025. The Company considers the PTET to be a withholding tax for the benefit of the shareholders and has recorded a distribution in the statements of changes in shareholders' equity equal to the PTET.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)
U.S. GAAP prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2025.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2022. Currently, there are no income tax audits in process.

Note 3 - Securities Owned

The following presents the Company's available-for-sale debt securities (Level 2) as of December 31, 2025:

	Amortized Cost	Fair Value
Due in one year or less	$ 615,178	$ 616,274
Due after one year through five years	551,529	553,631
	$ 1,166,707	$ 1,169,905

During 2025, the Company sold available-for-sale debt securities for proceeds in the amount of $1,795,713.

The following presents the Company's equity securities as of December 31, 2025:

	Fair Value
Exchange-traded equity securities (Level 1)	$ 375,600
Private company investments (Level 3)	181,046
	$ 556,646

NOTES TO FINANCIAL STATEMENTS

Note 3 - Securities Owned (Continued)

During 2025, the Company received equity securities as consideration for investment banking services in the amount of $495,946. The equity securities were recorded at fair value on the date received.

Securities owned measured at fair value at December 31, 2025 were categorized as follows:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 375,600	$ -	$ 181,046	$ 556,646
Debt securities	-	1,169,905	-	1,169,905
	$ 375,600	$ 1,169,905	$ 181,046	$ 1,726,551

A reconciliation of Level 3 equity securities for the year ended December 31, 2025 is as follows:

Balance at January 1, 2025	$ -
Securities received as consideration	181,046
Unrealized holding gains included in earnings	-
Balance at December 31, 2005	$ 181,046

Note 4 - Equipment and Improvements, Net

Equipment and improvements, net consist of the following at December 31, 2025:

Furniture and fixtures	$ 103,836
Equipment	16,199
Leasehold improvements	363,487
	483,522
Less accumulated depreciation and amortization	353,845
	$ 129,677

Note 5 - Lease Commitments

The Company leases its office space under a non-cancelable operating lease expiring in January 2027. The lease included a tenant improvement allowance in the amount of $209,141.

Other information related to the Company's operating lease for the year ended December 31, 2025 is as follows:

Payments for operating leases included in cash from operating activities	$ 375,048
Remaining lease term (in years)	1.08
Discount rate	1.65%

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2025 were as follows:

2026	$ 350,511
Less imputed interest	(4,908)
	$ 345,603

Note 6 - Retirement Plan

The Company sponsors a qualified retirement plan for all employees who have met certain age and service requirements. The Company is committed to match 100% of each employee's contribution up to 3% of the employee's salary.

Note 7 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025 the Company had net capital of $5,654,130 which was $5,459,933 in excess of its minimum net capital requirement. The Company's ratio of aggregate indebtedness to net capital is 0.52 to 1.

Note 8 - Concentrations

One client represented 57%, another client represented 21%, and another client represented 13% of accounts receivable as of December 31, 2025.

Note 9 - Contingencies

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate. The Company is not currently involved in any such matters.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through March 2, 2026, the date the financial statements were approved and authorized for issuance by management and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.



**Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

**Shareholders and Board of Directors
Chestnut Partners, Inc.**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Chestnut Partners, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no exception;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.

PKF O'CONNOR DAVIES, LLP
155 Federal Street, Suite 200, Boston, MA 02110 I Tel: 781.937.5300 I Fax: 781.937.5100 I pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Shareholders and Board of Directors
Chestnut Partners, Inc.
Page 2

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

Boston, Massachusetts
March 2, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CHESTNUT SECURITIES INC	8-48226

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 14,259,897.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 14,259,897.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 123,397.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 123,397.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 14,136,500.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 21,204.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 4,113.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 4,113.00		
d	Add lines 11a through 11c		$ 4,113.00	
12	**LESSER** of line 10 or 11d.			$ 4,113.00
13 a	Amount from line 8		$ 21,204.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 4,113.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 17,091.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 17,091.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-48226	DEA: FINRA	2025	Dec

MEMBER NAME CHESTNUT SECURITIES INC
MAILING ADDRESS ONE FINANCIAL CENTER 24TH FLR
BOSTON, MA 02111-2621

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CHESTNUT SECURITIES INC	ALBERT AMOS HOLMAN
(Name of SIPC Member)	(Authorized Signatory)
3/2/2026	aholman@chestnutp.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



**Report of Independent Registered Public Accounting Firm
on Review of Exemption Report**

**Shareholders and Board of Directors
Chestnut Partners, Inc.**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which Chestnut Partners, Inc. (the "Company") identified that it is considered a non-covered firm exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to investment banking advisory activities including merger and acquisition advice and the structuring and arranging for financing of private security transactions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds to securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

Boston, Massachusetts
March 2, 2026

PKF O'CONNOR DAVIES, LLP
155 Federal Street, Suite 200, Boston, MA 02110 I Tel: 781.937.5300 I Fax: 781.937.5100 I pkfod.com

Rule 15c3-3 Exemption Report
December 31, 2025

Chestnut Partners, Inc.

Chestnut Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to investment banking advisory activities including merger and acquisition advice and the structuring and arranging for financing of private security transactions and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Albert A. Holman III
President
March 2, 2026